

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2017

Robert Wagner
President &CEO
OneLife Technologies Corp.
5005 Newport Drive
Rolling Meadows, IL 60008

> **Re: OneLife Technologies Corp.**
> **Form 8-K**
> **Filed December 4, 2017**
> **File No. 333-198068**

Dear Mr. Wagner:

We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed December 4, 2017

General

1.   It is unclear why you believe that your company is no longer considered a shell company. We note that One Media Enterprises Limited, like OneLife Technologies, Corp., has had nominal operations to date, and your business plan appears only aspirational in nature. We note in particular that you have no agreements with strategic partners, no revenues since 2015 and you have not filed interim financials for the period ended September 30, 2017. As a result, please revise to delete your Item 5.06 disclosure indicating a change in shell status and confirm through added disclosure that you remain a shell company following the merger.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Robert Wagner
OneLife Technologies Corp.
December 20, 2017
Page 2

      Please contact Courtney Lindsay, Staff Attorney, at 202-551-7237 or Larry Spirgel, Assistant Director, at 202-551-3810 with any questions.

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